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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*
                           LIBERTE' INVESTORS f/k/a
                     LOMAS & NETTLETON MORTGAGE INVESTORS
--------------------------------------------------------------------------------
                               (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  541537 10 6
                 ---------------------------------------------
                                (CUSIP Number)
                              Edward W. Rose III
                          Willowwood Partners, L.P.,
              500 Crescent Court, Suite 250, Dallas, Texas 75201
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 26, 1996
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 24 pages

                           Exhibit Index on Page 23

                                 SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP No.  541537 10 6                                    Page  2  of  24  Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Willowwood Partners, L.P.
          75-2338632
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
 NUMBER OF
  SHARES               -0-
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8    SHARED VOTING POWER
   EACH
 REPORTING             976,164
  PERSON        ----------------------------------------------------------------
   WITH         9    SOLE DISPOSITIVE POWER

                       -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                       976,164
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,164
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No.  541537 10 6                                    Page  3  of  24  Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward W. Rose III
          ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
 NUMBER OF
  SHARES               -0-
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8    SHARED VOTING POWER
   EACH
 REPORTING             976,164
  PERSON        ----------------------------------------------------------------
   WITH         9    SOLE DISPOSITIVE POWER

                       -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                       976,164
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,164
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  -----------------------
CUSIP No.  541537 10 6                                    Page  4  of  24  Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lela Helen Rose Trust
          75-6261476
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
 NUMBER OF
  SHARES               -0-
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8    SHARED VOTING POWER
   EACH
 REPORTING             10,000
  PERSON        ----------------------------------------------------------------
   WITH         9    SOLE DISPOSITIVE POWER

                       -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                       10,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No.  541537 10 6                                   Page  5  of  24  Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William Edward Rose Trust
          75-6261475
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
 NUMBER OF
  SHARES               -0-
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8    SHARED VOTING POWER
   EACH
 REPORTING             10,000
  PERSON        ----------------------------------------------------------------
   WITH         9    SOLE DISPOSITIVE POWER

                       -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                       10,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No.  541537 10 6                                    Page  6  of  24  Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn P. Rose
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [_]
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
 NUMBER OF
  SHARES               -0-
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8    SHARED VOTING POWER
   EACH
 REPORTING             20,000
  PERSON        ----------------------------------------------------------------
   WITH         9    SOLE DISPOSITIVE POWER

                       -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                       20,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           Willowwood Partners, L.P., a limited partnership organized under the Delaware Revised Limited Partnership Act (the "Partnership"), and certain other persons hereby supplement and amend their Statement on Schedule 13D originally filed on August 8, 1990, as previously amended on October 23, 1990, June 5, 1991, September 3, 1991, January 7, 1992, April 6, 1992, September 22, 1994 and February 24, 1995 (the "Schedule 13D"), with respect to their beneficial ownership of Shares of Beneficial Interest without par value of Liberte Investors f/k/a Lomas & Nettleton Mortgage Investors. This Amendment reflects the deletion of Marshall B. Payne as a reporting person under the Schedule 13D and certain dispositions by persons who are reporting persons under this
Schedule 13D. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.    Security and Issuer.
           -------------------

           This statement relates to the Shares of Beneficial Interest without par value (the "Shares") of Liberte Investors f/k/a Lomas & Nettleton Mortgage Investors (the "Issuer"). The address of the principal executive offices of the Issuer is 600 N. Pearl Street, Suite 420, LB #168, Dallas, Texas 75201.

Item 2.    Identity and Background.
           -----------------------

           (a)-(c) This Schedule 13D is being filed by Willowwood Partners, L.P., a limited partnership organized under the Delaware Revised Limited Partnership Act (the "Partnership"). A copy of the Agreement of Limited Partnership (the "Partnership Agreement") is attached hereto as Exhibit 1 and is incorporated herein by reference. The Partnership has not conducted any business except in connection with the acquisition of Shares. The principal office of the Partnership is located at 500 Crescent Court, Suite 250, Dallas, Texas 75201.

           The general partner of the Partnership (the "General Partner") is Cardinal Portfolios Company, a sole proprietorship wholly-owned by Edward W. Rose III. Cardinal Portfolios Company is primarily engaged in the business of investing in securities. Edward W. Rose III is the President of Cardinal Investment Company, Inc. ("Cardinal"), a Texas corporation primarily engaged in the securities

                              Page 7 of 24 pages
brokerage business. In addition to serving as general partner of the Partnership, Cardinal Portfolios Company also serves as the Partnership's Managing Agent and is sometimes referred to herein as "Managing Agent." The principal business office of each of Mr. Rose, the General Partner and Cardinal is located at 500 Crescent Court, Suite 250, Dallas, Texas 75201.

           The limited partners of the Partnership (the "Limited Partners"; the General Partner and the Limited Partners being referred to herein as the "Partners") are Kaiser-Francis Oil Company ("KF") and the Rebecca/Elizabeth Trust ("RET"). KF is a Delaware corporation and is indirectly wholly owned by George B. Kaiser, whose principal occupation is President and Chief Executive Officer of KF. KF is primarily engaged in oil and gas exploration, production and reserve acquisition. The principal business office of each of Mr. Kaiser and KF is located at 6733 South Yale, Tulsa, Oklahoma 74136. RET is a trust organized under the laws of the state of Texas for the benefit of certain members of the family of Robert Ted Enloe III. The Trustee of RET is Mr. Rose. The beneficiaries of RET are Mr. Enloe's wife and Mr. Enloe's two children. RET has not conducted any business except in connection with the activities of the Partnership. The principal occupation of Mr. Enloe is President and a Trustee of the Issuer. The principal business address of RET is c/o Edward W. Rose III, Trustee, 500 Crescent Court, Suite 250, Dallas, Texas 75201.

           This Schedule 13D is also filed on behalf of Edward W. Rose III, Evelyn P. Rose, Lela Helen Rose Trust and William Edward Rose Trust. The residence or business address and present principal occupation or employment of each such person and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth opposite such person's name on Section I of Schedule D hereto.

           (d)-(f) During the last five years, neither the Partnership nor, to its knowledge, the General Partner, the Managing Agent or KF, or Messrs. Rose or Kaiser or any of their affiliates or any of the other persons identified in Schedule D hereto has been convicted in a criminal proceeding

                              Page 8 of 24 pages

(excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Messrs. Rose and Kaiser and each of the natural persons listed on Schedule D hereto is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           The aggregate purchase price for the Shares presently owned by the Partnership was $3,263,898.03 (including brokerage commissions). The funds used to purchase such Shares came from contributions to the Partnership by the Partners. In accordance with the provisions of the Partnership Agreement, each purchase of Shares from August 6, 1990 through May 7, 1991 was funded by cash capital contributions from the General Partner and KF (in equal amounts), and in accordance with the provisions of the Partnership Agreement and the Letter Agreement dated May 8, 1991 between KF and the General Partner (the "Letter Agreement"), each purchase of Shares since May 8, 1991 has been funded by cash capital contributions from the General Partner and KF in proportions of 25% to 75%, respectively; in each case RET has delivered additional notes in the principal amount of 12.5% of each cash contribution made by the General Partner and KF. In the case of Shares acquired prior to August 6, 1990, such Shares were purchased by the General Partner or KF and contributed to the Partnership.

           The aggregate purchase price of the Shares presently owned by each other person listed on Schedule D and the source of funds used to make the purchases is set forth opposite such person's name on Section II of Schedule D.

           The aggregate purchase price of all Shares presently owned by persons on whose behalf this Schedule 13D is filed was $3,330,335.43 (including brokerage commissions).

                              Page 9 of 24 pages

Item 4.    Purpose of Transaction.
           ----------------------

           The Partnership has acquired the Shares it now holds primarily for investment purposes. The Partnership Agreement provides that the purposes of the Partnership are (i) to acquire, hold and sell Shares, including, without limitation, through open market and privately negotiated transactions, (ii) to vote and otherwise exercise all rights, powers, privileges and other incidents of ownership of Shares and (iii) to do such other things and take such other actions as are in the best interest of the Partnership in connection with its investment in Shares.

           The Partnership is continuously reviewing all aspects of its shareholdings, the Issuer's business affairs and financial condition, the market price of the Shares, conditions in the securities markets generally, and general economic and industry conditions. The Partnership may determine to purchase additional Shares or to sell all or part of its shareholdings at any time (subject to applicable securities laws) depending upon circumstances existing from time to time. Any purchases, however, are currently expected to be limited by the Partnership's intention not to knowingly prevent the Issuer from continuing to satisfy the stock ownership requirements for real estate investment trust status under the Internal Revenue Code, including the requirement that no group of five or fewer "individuals" (which term is deemed to include pension funds) directly or indirectly own 50% or more of the Shares.

           Each person listed on Schedule D has acquired the Shares it now holds primarily for investment purposes. Any of such persons may determine to purchase additional Shares or to sell all or part of the shareholdings thereof at any time depending upon circumstances existing from time to time.

           No person reporting on this Amendment has any present plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; any change in the present board of directors or management of the Issuer; any material change in the present capitalization of the Issuer; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the

                              Page 10 of 24 pages

Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or any action similar to any of those enumerated above; but each reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The Partnership beneficially owns a total of 976,164 Shares, constituting approximately 8.0% of the 12,153,658 Shares outstanding according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 filed with the Securities and Exchange Commission. Each of the persons listed on Schedule D hereto beneficially owns the number of Shares and the approximate percentage of Shares outstanding set forth opposite such person's name on Part II of Schedule D. As of such date, all persons on whose behalf this Schedule 13D is filed beneficially owned an aggregate of 996,164 Shares, or 8.2% of all Shares outstanding. Each of the persons listed on Schedule D hereto and the Partnership declare that the filing of this Schedule 13D shall not be construed as an admission that he, she or it is, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of all of the securities covered by this Schedule 13D. Each of the persons listed on Schedule D hereto and the Partnership disclaim beneficial ownership of all of the Shares covered by this Schedule 13D except for the Shares actually owned by such person.

           Mr. Enloe may be deemed to be the indirect beneficial owner of Shares held by him or for his wife by or in retirement plans, and Mr. Enloe is a director of LNH REIT, Inc. which entity holds a substantial amount of Shares. The Partnership also disclaims beneficial ownership of all of such Shares.

                              Page 11 of 24 pages

           (b) Except as set forth herein, the Partnership has sole voting and disposition power with respect to all Shares it beneficially owns. As described in Item 6, the General Partner has the sole and exclusive right, power and authority to vote all such Shares on behalf of the Partnership. Pursuant to the Partnership Agreement and the Management Agreement annexed thereto, the General Partner has delegated responsibility for the operations of the business and affairs of the Partnership, including the power to vote all Shares held by the Partnership, to the Managing Agent. Accordingly, the General Partner, by virtue of the Partnership Agreement and its interests as general partner of the Partnership, the Managing Agent, by virtue of the delegation pursuant to the Partnership Agreement and the Management Agreement, and Mr. Rose, by virtue of his ownership of all of the stock of the General Partner and the Managing Agent, may be considered to share with the Partnership the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by the Partnership.

           Information relating to voting and dispositive power of the persons listed on Section I of Schedule D is set forth on Section II of Schedule D.

           (c) Schedule B hereto sets forth transactions effected by the Partnership in Shares during the past sixty days. Schedule C hereto sets forth transactions effected by the individuals referred to in Schedule D hereto during the past 60 days.

           (d) Not applicable.

           (e) On January 17, 1996, Marshall B. Payne sold all Shares owned by him and, as such, Mr. Payne will not be included in this Schedule 13D or any future amendments hereto.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Pursuant to the terms of the Partnership Agreement, the overall management and control of the business and affairs of the Partnership are vested solely in the General Partner. Notwithstanding such vesting of management and control in the General Partner, the Partnership and the General Partner

                              Page 12 of 24 pages
have entered into a management agreement with the Managing Agent (substantially in the form of Exhibit A to the Partnership Agreement) pursuant to which the General Partner has delegated, and the Managing Agent has assumed, responsibility for the operations of the business and affairs of the Partnership and the Managing Agent is entitled to exercise all the rights, powers and authority and is entitled to all the protection conferred upon the General Partner by law or by the Partnership Agreement, subject to the supervision of the General Partner.

           The Partnership may not, with certain exceptions, engage in any transaction with an affiliate of the General Partner, provide additional compensation to the General Partner or Managing Agent for services rendered or incur indebtedness for borrowed money without the consent of the Required Partners. The Required Partners are the General Partner and KF. The Limited Partners have only the rights and powers specifically granted to them in the Partnership Agreement and do not have any right to, and may not, participate in, or interfere in any manner with, the management, conduct or control of the Partnership business or act for or bind the Partnership.

           Pursuant to the terms of the Partnership Agreement, the General Partner contributed 320,000 Shares and KF contributed 320,500 Shares upon formation of the Partnership, and RET delivered a note to the Partnership for $354,479.51, or 12.5% of the cost (including brokerage fees) of the Shares contributed by the other Partners. Payment of principal and interest on the note is guaranteed by Mr. Enloe. The note is payable on the date of distribution of the Partnership's assets and carries a 12% interest rate payable at maturity.

           At any time, the General Partner may issue a cash capital call to all Partners (including itself) other than RET, and each such Partner shall be required to contribute to the Partnership the amount requested, unless such Partner has notified the General Partner that it no longer wishes to participate at least one business day prior to receipt of notice of such capital call. Simultaneously with any such capital call, RET shall be required to deliver an additional note to the Partnership under the same terms and

                              Page 13 of 24 pages
conditions as the initial note in a principal amount equal to 12.5% of the aggregate amount of the capital call, unless it has notified the General Partner that it no longer wishes to participate at least one business day prior to such capital call. No Partner shall be permitted to contribute to the Partnership's capital or deliver notes to the Partnership at any time after it has notified the General Partner that it no longer wishes to participate; provided that each
                                                             --------
Partner shall continue to be required to contribute its share of organization costs and expenses. The Partnership may sell Shares credited to the account of any Partner to make up any delinquencies of any such Partner.

           Shares initially contributed to the Partnership by each of the General Partner and KF are allocated 87.5% to such contributor and 12.5% to RET. The initial note contributed by RET is allocated to the accounts of the General Partner and KF in proportion to their initial contributions. Shares purchased by the Partnership are and shall be allocated in proportion to the participation of each Partner in the capital call pursuant to which such Shares were purchased; provided that if RET has delivered a note to the Partnership connection with
--------
such capital call 12.5% of such Shares purchased shall be allocated to RET. Proceeds of Shares sold and dividends on Shares are allocated pro-rata in accordance with the Shares held in each account immediately prior to such sale or dividend.

           Organization costs and expenses are allocated among the accounts of the Partners as follows: 43.75% to the General Partner, 43.75% to KF and 12.5% to RET. Costs and expenses that can be attributed to a specific transaction are to be allocated in the same proportion as such transaction is allocated. Other costs and expenses are to be allocated pro-rata in accordance with the allocation of Shares.

           The Partnership shall distribute cash pro-rata in proportion to cash holdings in each Partner's investment account at the end of each quarter in an amount equal to proceeds received by the Partnership in excess of the amount that the General Partner has determined, in its sole discretion, is necessary or appropriate for the Partnership to retain. Amounts that would otherwise be distributed to

                              Page 14 of 24 pages

RET are to be applied first to paying down any notes outstanding from it to the Partnership; provided that the General Partner may, in its discretion,
             --------
distribute amounts to RET to pay taxes incurred by it pursuant to the activities of the Partnership.

           As compensation for the services rendered by the Managing Agent, the Managing Agent is to receive from the Partnership a management fee, payable on the date the Partnership is dissolved, or, if on such date the Partnership owns any assets other than cash, payable within 90 days after such date, in an amount generally equal to 12.5% of the excess of gross proceeds of the Partnership over capital contributions of the Partners (adjusted upward to reflect a 12% cumulative (non-compounded) annual rate of return), with contributed Shares valued at cost and such return calculated from the date of purchase of such Shares.

           The Partnership shall be dissolved and its affairs wound up upon the first to occur of the following: agreement of all Partners, the sale of all Shares held by the Partnership, any event of withdrawal of the General Partner under Delaware law, or June 30, 2020. Upon dissolution of the Partnership, the General Partner shall settle all Partnership liabilities and pay the management fee and shall distribute all assets as allocated among the Partners' investment accounts. Shares are not be sold as part of the distribution unless the Partner to whom such Shares are allocated so requests.

           All obligations of RET under the Partnership Agreement are guaranteed by Mr. Enloe.

           Each Partner has agreed in the Partnership Agreement, subject to certain exceptions, that it will not, and will not permit its affiliates to, purchase Shares, except through the Partnership. Each Partner has also agreed not to assign, pledge, encumber, sell or otherwise dispose of its interest in the Partnership.

           The Partnership Agreement also contains certain other agreements among the Partners, including provisions regarding exculpation and indemnification of the General Partner.

                              Page 15 of 24 pages

           The foregoing description of the Partnership Agreement is qualified in its entirety by reference to the Partnership Agreement, which has been filed as Exhibit 1 hereto and is incorporated herein by reference.

           None of the individuals identified in Schedule D hereto is party to the Partnership Agreement.

           Mr. Rose is the husband of Evelyn P. Rose and the father of William Edward Rose and Lela Helen Rose. Shares purchased by such persons have generally been purchased pursuant to offers to participate in purchases of Shares by the General Partner. Except as described herein, there are no contracts, understandings or agreements with respect to the Shares between or among the Partnership and any of the other individuals or entities on whose behalf this
Schedule 13D is filed.

           As of May 8, 1991, KF and the General Partner entered into the Letter Agreement. The Letter Agreement provides that pursuant to any capital call issued at any time on or after May 8, 1991, 75% of each such contribution will be made by KF and 25% of each such contribution will be made by the General Partner, notwithstanding any provisions to the contrary contained in the Partnership Agreement. The Letter Agreement is terminable immediately upon notice by either party thereto.

Item 7.    Material to be filed as Exhibits.
           --------------------------------

           1. Agreement of Limited Partnership of the Partnership dated as of August 6, 1990 (with form of Management Agreement and form of Note included as Exhibit A and Exhibit B thereto, respectively).*

           2. Letter Agreement dated August 8, 1990, between the Partnership and the other persons on whose behalf this Schedule 13D is being filed.*

           3. Letter Agreement dated May 8, 1991, between KF and the General Partner.*

                              Page 16 of 24 pages

           4. Amendment No. 1 dated as of December 18, 1991 to Agreement of Limited Partnership of the Partnership.*

           5. Amendment No. 2 dated as of January 3, 1992 to Agreement of Limited Partnership of the Partnership.*

           6. Amendment dated September 22, 1994 between the Partnership and the other persons on whose behalf this Schedule 13D is being filed.*

           7.   Power of Attorney from Edward W. Rose III to Debbie Crady.*

           8.   Power of Attorney from Evelyn P. Rose to Debbie Crady.*

           9. Amendment No. 3 effective as of June 30, 1995 to Agreement of Limited Partnership of the Partnership.

--------------------------------------
*  Previously Filed.

                              Page 17 of 24 pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 7, 1996

                                 WILLOWWOOD PARTNERS, L.P.

                                 By:  CARDINAL PORTFOLIOS COMPANY,
                                      General Partner

                                      By:      *
                                      ------------------------------------------
                                          Edward W. Rose III, Owner


                                          *
                                 -----------------------------------------------
                                 Edward W. Rose III


                                  /s/ Marshall B. Payne
                                 -----------------------------------------------
                                 Marshall B. Payne


                                          *
                                 -----------------------------------------------
                                 Evelyn P. Rose

                                 LELA HELEN ROSE TRUST

                                 By:         *
                                    --------------------------------------------
                                          Evelyn P. Rose, Trustee


                                 WILLIAM EDWARD ROSE TRUST

                                 By:         *
                                    --------------------------------------------
                                          Evelyn P. Rose, Trustee


                                 *By: /s/ Debbie Crady
                                     -------------------------------------------
                                          Debbie Crady, Attorney-in-Fact


                              Page 18 of 24 pages

                                                                      SCHEDULE B

             TRANSACTIONS IN THE SHARES EFFECTED BY THE PARTNERSHIP
                           DURING THE PAST SIXTY DAYS


  Date of      Number of Shares      Price
Transaction        Sold /1/      Per Share /2/
-----------    ----------------  -------------
  01/24/96          1,000           3.625
  01/24/96          37,000          3.500
  01/25/96          30,000          3.625
  01/26/96          53,536          3.625

-------------------------------------

     /1/ Except as otherwise indicated, all sales were effected in open market transactions, principally on the New York Stock Exchange.
     /2/  Represents the price paid excluding brokerage commissions.

                              Page 19 of 24 pages

                                                                      SCHEDULE C

                   TRANSACTIONS IN SHARES EFFECTED BY CERTAIN
                    OTHER PERSONS DURING THE PAST SIXTY DAYS

                       Date of       Number of     Price Per
                     Transaction  Shares Sold /1/  Share /2/
Name                 -----------  ---------------  ---------
----
Marshall B. Payne      1/17/96         36,400        3.375



-------------------------------------

     /1/ Except as otherwise indicated, all transactions were effected in open market transactions, principally on the New York Stock Exchange.
     /2/  Represents the price paid excluding brokerage commissions.

                              Page 20 of 24 pages

                                                                      SCHEDULE D


                        Other Individuals and Entities
                        ------------------------------

                                   Section I
                        ------------------------------

        Name                         Present                   Address
        ----                         -------                   -------
                               Principal Occupation
                               --------------------
                                   or Employment
                                   -------------
Edward W. Rose III           President, Cardinal            500 Crescent Court
                             Investment Company, Inc.       Suite 250
                                                            Dallas, Texas  75201

Evelyn P. Rose                           None               500 Crescent Court
                                                            Suite 250
                                                            Dallas, Texas  75201

Lela Helen Rose Trust                    None               500 Crescent Court
                                                            Suite 250
                                                            Dallas, Texas  75201

William Edward Rose Trust                None               500 Crescent Court
                                                            Suite 250
                                                            Dallas, Texas  75201



                            Page 21 of 24 pages

                                   Section II
                                   ----------


                                                     Aggregate     Source of
                       Number of     Percentage   Purchase Price     Funds
                         Shares          of         (including      Used to
                      Beneficially   all Shares      brokerage        Make
        Name             Owned      Outstanding    commissions)    Purchases
        ----          ------------  ------------  ---------------  ----------
Edward W. Rose         976,164 /1/      8.0%       $3,263,898.03      (A)
 III /2,3/

Lela Helen Rose         10,000 /1/      0.1%       $   33,218.70      (B)
 Trust

William Edward          10,000 /1/      0.1%       $   33,218.70      (B)
 Rose Trust

Evelyn P. Rose /4/      20,000 /1/      0.2%       $   66,437.40      (C)

-----------------------------------------------------------------------------

 /1/  Shared voting and dispositive power.
 /2/  Represents 976,164 Shares beneficially owned by the Partnership.
 /3/ Does not include 20,000 Shares held by Mr. Rose's wife as trustee of trusts for the benefit of their children.
 /4/ Represents shares held by Ms. Rose as trustee of the Lela Helen Rose Trust and the William Edward Rose Trust. Does not include Shares held by spouse.


 (A)  From the Partnership.
 (B)  From funds owned by the Trust.
 (C)  From the Lela Helen Rose Trust and the William Edward Rose Trust.




                              Page 22 of 24 pages

                                 EXHIBIT INDEX


                                                                  Sequentially
                                                                Numbered Page on
                                                                which Exhibit is
      Exhibit Number                    Description                 located
      --------------                    -----------             ----------------
             9               Amendment No. 3 effective as of           24
                             June 30, 1995 to Agreement of
                             Limited Partnership of the
                             Partnership




                              Page 23 of 24 pages

                               AMENDMENT NO.3 TO
                                PARTNERSHIP OF
                           WILLOWWOOD PARTNERS, L.P.



     This Amendment No.3 effective as of June 30, 1995 (this "Amendment"), to that certain Agreement of Limited Partnership of Willowwood Partners, L.P. dated as of August 6, 1990, as amended (the "Partnership Agreement"), is by and among Cardinal Portfolios Company, a sole proprietorship ("General Partner"), Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser"), and the Rebecca/Elizabeth Trust ("Enloe Trust").

     WHEREAS, General Partner, Kaiser and Enloe Trust (collectively, the "Partners") are the only partners of the Partnership; and

     WHEREAS, the Partners desire to amend the Partnership Agreement;

     NOW, THEREFORE, in consideration of the premises, the Partners hereby agree as follows:

     1. Section 1.04 of the Agreement is hereby amended to read as follows:

           "DURATION.  The Partnership shall continue until June 30, 2020,
            --------
                unless earlier dissolved or terminated as provided in this Agreement."

     Except as amended by this agreement, all the terms and conditions of the Agreement shall remain in full force and effect just as though originally written.

     This Amendment may be executed in any number of counterparts, all of which taken together shall be deemed one complete document.

     EXECUTED As Of November 15, 1995.


                             CARDINAL PORTFOLIOS COMPANY

                             BY: /s/ Edward W. Rose III
                                 ---------------------------
                                 Edward W. Rose III


                             KAISER-FRANCIS OIL COMPANY

                             BY: /s/ George B. Kaiser
                                 ---------------------------
                                 George B. Kaiser, President


                             THE REBECCA/ELIZABETH TRUST

                             BY: /s/ Edward W. Rose III
                                 ---------------------------
                                 Edward W. Rose III



                              Page 24 of 24 pages